Computation of Ratio of Earnings (Loss) to Fixed Charges	Exhibit 12

YEAR ENDED DECEMBER 31 (In Millions Except For Ratios)	2003	2002	2001	2000	1999
EARNINGS (LOSS)
Income (Loss) before Income Taxes	$441.1	$393.4	$(1,482.4)	$70.3	$240.5
Total Fixed Charges	1,118.9	1,130.3	1,121.6	1,125.7	1,027.1
Less Interest Capitalized	—	—	(8.3)	(6.1)	—

Total Earnings (Loss)	1,560.0	1,523.7	(369.1)	1,189.9	1,267.6

FIXED CHARGES
Interest	127.1	132.0	136.9	144.4	141.8
Interest on Deposit Contracts	973.8	980.6	960.2	959.9	872.2
Interest Capitalized	—	—	8.3	6.1	—
Interest Portion of Rental Expense	17.6	16.4	15.0	14.3	12.0
Amortization of Deferred Debt Expense	0.4	1.3	1.2	1.0	1.1

Total Fixed Charges	$1,118.9	$1,130.3	$1,121.6	$1,125.7	$1,027.1

RATIO OF EARNINGS (LOSS) TO FIXED CHARGES	1.4	1.3	—	1.1	1.2
Dollar Amount of Deficiency in Earnings (Loss) to Fixed Charges	N/A	N/A	$1,490.7	N/A	N/A